UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 SEC FILE NUMBER NOTIFICATION OF LATE FILING CUSIP NUMBER 86769Y 10 5

Commission File Number 0-30757

(Check One) ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended:	June 30, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sunrise Telecom Incorporated
Full Name of Registrant

N/A
Former Name if Applicable

302 Enzo Drive
Address of Principal Executive Office (Street and Number)

San Jose, California 95138
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sunrise Telecom Incorporated (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007, because it is in the process of restating its financial statements for the fiscal years 2001 through 2005. This restatement is a result of its previously-announced voluntary review of the Company’s historical stock option grant practices. The review was initiated and conducted by the Company’s management and reviewed by the Audit Committee of the Company’s Board of Directors. The Company has determined that it used incorrect measurement dates with respect to the accounting for certain stock options granted in 2001 and 2002. As a result of these findings, the Company intends to restate its financial statements for the fiscal years 2001 through 2005. The Company intends to file this Form 10-Q as soon as practicable following the completion of the restatement of historical financial information, but does not expect that it will be able to file this report on or before the fifth calendar day following the required filing date prescribed in Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Richard Kent	408	363-8000
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes			☒ No

The Company has not yet filed its Quarterly Reports on Form 10-Q for the quarters ended September 30, 2005, March 31, 2006, June 30, 2006, September 30, 2006 and March 31, 2007. The Company has not yet filed its Annual Report on Form 10-K for the years ended December 31, 2005 and 2006.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes			☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has previously announced that certain financial information previously presented will be restated once the Company has completed its review of its historical stock option grant practices. Specifically, the Company believes that it will record additional charges for stock-based compensation expense, and that there may be a corresponding impact to income tax expense. The Company also anticipates that certain components of stockholders’ equity and retained earnings will change on the balance sheet.

Until the completion of the Company’s review of its historical stock option granting practices and the restatement of its historical financial information, the Company cannot finalize its financial statements as of and for the quarter ended June 30, 2007.

SUNRISE TELECOM INCORPORATED
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 14, 2007	By	/s/ Richard D. Kent
Richard D. Kent
Chief Financial Officer